UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December 2008

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the “Company”), dated November 27, 2008, announcing the Company’s financial results for the third quarter of 2008.

Exhibit 1

FRONTLINE LTD.
INTERIM REPORT JULY - SEPTEMBER 2008

Highlights

•	Frontline reports net income of $107.8 million and earnings per share of $1.39 for the third quarter of 2008.
•	Frontline reports net income of $647.2 million and earnings per share of $8.53 for the nine months ended September 30, 2008.
•	Frontline announces a cash dividend of $0.50 per share for the third quarter of 2008.
•	Frontline receives $207 million after the completion of a private placement of three million new shares at a subscription price of NOK 357 per share end June 2008.
•	Frontline takes delivery of remaining four vessels acquired from Top Ships Inc.
•	Frontline completes a syndicated loan facility for $180 million to part finance the vessels acquired from Top Ships Inc.
•	Frontline enters into five years charter contracts for Front Guider and Front Viewer with commencement of charter early December 2008 and mid April 2009, respectively.
•
Frontline enters into a three year charter contract for Front Energy with commencement of charter mid November and a one year charter contract for Front Champion with commencement of charter early December, 2008.

Third Quarter and Nine Months 2008 Results

The Board of Frontline Ltd. (the “Company” or “Frontline”) announces net income of $107.8 million for the third quarter of 2008, equivalent to earnings per share of $1.39. Operating income for the quarter was $172.6 million compared to $327.1 million in the second quarter. Operating income in the second quarter includes a gain on sale of assets of $126.8 million. Net income for the third quarter was $107.8 million compared to $318.4 million in the second quarter. Net income in the third quarter includes a $29.3 million mark-to-market loss on a forward contract for shares in Overseas Shipholding Group Inc. (“OSG”), which has been recorded under other non-operating items. In addition to the gain on sale of assets of $126.8 million, net income in the second quarter also includes a gain of $16.6 million for the Bocimar settlement and a $12.0 million mark-to-market gain on the forward contract for OSG shares. Both of these items were recorded under other non-operating items.

The average daily time charter equivalents (“TCEs”) earned in the spot and period market in the third quarter by the Company’s VLCCs, Suezmax tankers and Suezmax OBO carriers were $74,700, $62,700 and $44,100, respectively compared with $86,300, $72,000 and $44,100, respectively, in the second quarter. The results show a continued differential in earnings between single and double hull tonnage. The spot earnings for the Company’s double hull VLCC and Suezmax vessels in the third quarter were $88,600 and $66,200, respectively, compared to $105,200 and $77,500 in the second quarter.

Net income excluding gains/losses on sale of assets and shares was $137.1 million in the third quarter of 2008 compared to $163.0 million in the second quarter of 2008. The decrease can mainly be explained by the reduction in TCEs in the third quarter compared to the second quarter as a consequence of our strategy to fix short during June and July, when the rate differential was more than 100 WS points between long and short voyages, which proved wrong when the market took such a sudden fall at the end of July. The decrease can further be explained by an increase in costs due to increased number of vessels in operation together with increased docking expenses.

Profit share expense of $28.5 million has been recorded in the third quarter as a result of the profit sharing agreement with Ship Finance International Limited (“Ship Finance”) compared to $33.1 million in the second quarter. Ship operating expenses increased by $13.3 million compared to the second quarter, of which $6.9 million relates to an increase in drydocking costs and $2.9 million relates to the increased number of vessels.

Charterhire expenses have increased by $10.4 million in the third quarter compared with the second quarter. This is mainly due to $16.2 million for the five vessels chartered in from Eiger Shipping offset by a $3.1 million reduction for the six vessels chartered in from Nordic American Tankers Shipping Ltd. under a floating rate timecharter agreement and a $2.6 million reduction for the two vessels chartered in from Knightsbridge Tankers Limited under a profit sharing arrangement.

Interest income was $10.8 million in the third quarter, of which $7.6 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation Limited (“ITCL”). Interest expense, net of capitalized interest, was $43.7 million in the third quarter of which $12.2 million relates to ITCL.

Other non-operating items in the third quarter include a $29.3 million loss on a forward contract for OSG shares and in the second quarter include a gain of $16.6 million for the Bocimar settlement and a $12.0 million mark-to-market gain on the forward contract for OSG shares.

Frontline announces net income of $647.2 million for the nine month period ended September 30, 2008, equivalent to earnings per share of $8.53. The average TCEs earned in the spot and period market by the Company’s VLCCs, Suezmax tankers, and Suezmax OBO carriers for the nine months ended September 30, 2008 were $81,100, $61,800 and $43,800, respectively.

As of September 30, 2008, the Company had total cash of $842.4 million, which includes $601.9 million of restricted cash. Restricted cash includes $383.4 million relating to deposits in ITCL and $216.1 million in Frontline Shipping Limited and Frontline Shipping II Limited, which is restricted under the charter agreements with Ship Finance.

The income statement and cash flow statement for the nine months ended September 30, 2007 have been restated for adjustments concerning the leases for the Ship Finance vessels, which reduced net income by $1.2 million and $1.5 million in the second and third quarters of 2007, respectively. This adjustment did not impact net income in the first quarter of 2007 since it was recognized directly through equity by adjusting the Ship Finance stock dividend amount. In addition, the results of Ship Finance’s container vessels and rig are shown as discontinued operations in the income statement in the first quarter of 2007 and certain comparatives have been reclassified to the current presentation.

The balance sheet at September 30, 2007 has been restated for adjustments to vessels under capital lease, net and obligations under capital lease due to the leases with Ship Finance such that stockholders’ equity at September 30, 2007 was reduced by $18.1 million. Certain comparatives have also been reclassified to the current presentation.

In November 2008, the Company has average total cash cost breakeven rates on a TCE basis for VLCCs and Suezmaxes of approximately $34,700 and $24,800, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest and scheduled loan principal repayments, bareboat hire and corporate overhead. These rates do not take into account capital expenditures, loan balloon repayments at maturity, which we expect to refinance with new loan, and vessels on short term time charter in. Cash cost breakeven rates have increased for VLCCs from the previous quarter mainly due to an increase in docking and running operational costs.

Fleet Development

In June 2008, Frontline acquired five double hull Suezmax tankers en bloc from Top Ships Inc. at a purchase price of $240 million. One vessel was delivered in June, one in July, while the remaining vessels were delivered in September 2008. Three of these vessels were purchased with timecharters attached with redelivery from second quarter 2009, second quarter 2010 and third quarter 2010, respectively.

In June 2008, Frontline also entered into an agreement to take five double hull Suezmaxes on timecharter from Eiger Shipping for the balance period of existing charters, all with commencement of charter from June to August 2008 and redelivery from September 2009 to April 2010.

In September 2008, Frontline chartered out Front Guider and Front Viewer for a period of five years with commencement of charter early December and mid April 2009, respectively.

In November 2008, Frontline chartered out Front Energy for a three year period with delivery mid November and Front Champion for a period of one year with commencement of charter early December, 2008.

In early December we will redeliver Cosglory Lake after a total length of the charter party of approximately 3.5 years.

Newbuilding program

Frontline’s newbuilding program is developing according to schedule, however we expect that the eight Suezmaxes being built at Rongsheng ship yard might be somewhat delayed compared to original schedule. The first VLCC to be delivered from SWS, Hull no. 2396 tbn Front Kathrine, will be delivered in January 2009.

The total contractual cost of Frontline’s newbuilding program is $1,794 million. As of September 30, 2008, $393 million in installments have been paid on the newbuildings as compared to $333 million at the end of the second quarter. The remaining installments to be paid for the newbuildings amount to $1,401 million with expected payments of approximately $42 million, $386 million, $578 million, $342 million and $54 million in 2008, 2009, 2010, 2011 and 2012, respectively.

The Company has established long term pre- and post delivery newbuilding financing in an amount of $420 million representing 80 percent of the contractual cost of four of the newbuildings beeing built at Rongsheng ship yard and two of the newbuildings being built at Shanghai Waigaoqiao Shipbuilding Company Ltd. (SWS) ship yard. In addition, the Company has established short term pre-delivery newbuilding financing in the amount of $129.6 million representing 80 percent of the contractual cost of the first installment for the six vessels being built at Jinhaiwan ship yard. This facility matures June 2009. As of September 30, 2008, $221 million has been drawn under these facilities and we expect to draw a further $51 million in 2008.

Based on committed financing and indications given in today’s depressed credit market for possible obtainable financing of the remaining unfinanced vessels, together with fixed contract revenues above cash cost breakeven rates, the Company expects maximum $300 million in additional funds will be needed to complete a full financing of  the Company’s new building commitment. If credit market doesn’t improve before 2012, this might have to be funded from the operational earnings from existing and new vessels. Such a solution might reduce the dividend capacity temporarily. The Board is confident that Frontline with its strong presence in the banking market and through possible refinancing of existing tonnage can improve this position further.

Corporate and Other Matters

In July, 2008 Frontline received approximately $207 million after the completion of a private placement of three million new shares at a subscription price of NOK 357 per share.

In September 2008, Frontline completed a syndicated loan facility for $180 million to part finance the acquisition of the five double hull Suezmaxes purchased from Top Ships Inc.

On November 27, 2008, the Board declared a dividend of $0.50 per share. The record date for the dividend is December 9, 2008, ex dividend date is December 5, 2008 and the dividend will be paid on or about December 22, 2008.

77,858,502 ordinary shares were outstanding as of September 30, 2008, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The average market rate for VLCCs from MEG to Japan in the third quarter was approximately WS 148 ($ 96,500 per day) compared to approximately WS 173 ($ 130,000 per day) in the second quarter of 2008. The average rate for Suezmaxes from WAF to USAC in the third quarter was approximately WS 204 ($69,500 per day), compared to approximately WS 213 ($78,800 per day) in the second quarter of 2008.

Bunkers at Fujairah averaged approximately $666/mt in the third quarter with a low of approximately $520/mt and a high of approximately $756/mt. Bunker prices where quoted in Fujairah on the 25th of November of $223/mt.

The International Energy Agency (IEA) reported in November 2008 an average OPEC oil production, including Iraq, of 32.4 million barrels per day during the third quarter of the year, a 0.2 million barrels per day increase from the second quarter. The next OPEC meeting is scheduled to take place on December 17, 2008.

IEA further estimates that world oil demand averaged 85.5 million barrels per day in the third quarter, a 0.3 percent decrease from the second quarter of 2008. IEA predicts that the average demand for 2008 in total will be 86.2 million barrels per day, or a 0.1 percent growth from 2007. The growth for 2009 is estimated to 0.4 percent.

According to Fearnleys, the VLCC fleet totalled 490 vessels at the end of the third quarter with five deliveries during the quarter. There are 16 additional deliveries expected in 2008. The total orderbook amounted to 241 vessels at the end of the third quarter, up from 215 vessels after the second quarter of 2008. The current orderbook represents about 49 percent of the VLCC fleet. One VLCC was deleted from the trading fleet whilst 31 VLCCs were ordered during the quarter. The single hull fleet amounted to 113 vessels at the end of the third quarter.

The Suezmax fleet totalled 346 vessels at the end of the quarter, up from 344 vessels after the second quarter of 2008, a 0.6 percent fleet increase over the quarter. No Suezmaxes were deleted from the trading fleet, 13 Suezmaxes were ordered and two deliveries took place in the quarter. The total orderbook amounted to 174 vessels at the end of the quarter, an increase of 11 from the end of the second quarter. There are seven additional deliveries expected in 2008. The orderbook represents approximately 50 percent of the current Suezmax fleet. The single hull fleet amounted to 37 vessels at the end of the third quarter.

Strategy

Frontline’s core strategy is to maintain its position as a world leading operator and charterer of modern, high quality oil tankers.

The majority of its double hull tonnage is operating in the spot market, however 21 percent is estimated to operate on fixed time charter contracts in 2009 and the Company will consider increasing the percentage operating on fixed time charter contracts further. All but two of the remaining single hull VLCC’s have been fixed out on time charters for most of the remainder of the fixed committed period and all of the Company’s eight OBO carriers have been fixed out on medium to long term charters. Through sales of vessels and time charters, the Company has reduced the single hull exposure to only one Suezmax vessel and two VLCC vessels operating in the spot market.

Frontline will continue to strive to outperform its competitors, keep a lean organization and have a low cost operation.

In March 2008, Frontline spun off 17.53% of ITCL to Frontline shareholders and ITCL was registered on the Oslo OTC market. The Company has since then considered different shareholder value enhancing alternatives, but in current financial markets it is a challenge to pursue any alternatives at the moment. The Board feels that the current stock price in ITCL is not reflecting the value of the underlying assets.

Frontline will continue to look for attractive opportunities in the sales and purchase market as well as in the charter market and we always look opportunistically at attractive investments, acquisitions and sales. The current volatility in the market for shipping equities may create interesting opportunities to buy equity / assets at a discount compared to underlying asset values. The Company is continuously evaluating such opportunities.

Our objective is to pay out surplus cash to our shareholders and to generate competitive returns for our shareholders with quarterly dividend payments. Our dividend payments take into account present earnings, available cash flow, market prospects, current capital expenditure programs as well as investment opportunities. In total during 2008, including the dividend announced for the third quarter, some $628 million has been distributed in cash in line with our objective of paying out surplus cash to our shareholders. This implies a direct yield of 17 percent so far in 2008. The decision to reduce the cash dividend payment this quarter compared to previous quarters does not in any way constitute a shift in Frontline’s dividend strategy. The decision was taken after thorough evaluation of Frontline’s newbuilding commitment, the weaker fundamentals of 2009 and also based on the existing squeeze in the credit markets. The decision further reflects the fact that there are an increasing number of attractive corporate opportunities.

Outlook

The tanker market has seen reduced volatility so far in the fourth quarter compared to previous quarters. Average day rates for VLCC have according to Clarkson been $70,200 so far in the fourth quarter compared to $89,000 for the entire fourth quarter in 2007. The market has during the last weeks been fairly stable.

Activity in the advanced economies is now expected to contract by 0.25 percent on an annual basis in 2009 and world growth is projected to slow to 2.2 percent in 2009 according to IMF. IEA projects oil consumption to rise by 0.4 percent in 2009.

The overall orderbook for tankers has now approached 46 percent of the current fleet. The impact from the new vessels will be mitigated by the fact that the orderbook is spread over five years and that 17 percent of the fleet is non double hull. This combined with increased inefficiency of the single hull fleet caused by reduced acceptance by major charterers to employ such tonnage and ultimately by the new rules banning single hull from 2010, will mitigate the impact from the new vessels further. It is highly likely that the delivery schedules from the yards will be further extended as a function of operational problems particularly at greenfield yards. We have most likely not seen the full effect of the financial turmoil we are witnessing worldwide and in addition to delays we expect that some newbuilding orders will be cancelled. We believe that the majority of this will be at the back-end of the orderbook.

The recent strengthening of the US dollar and the economic weakness eases the cost pressure in the industry and this is likely to positively impact the operating expenses of the Company. However, the strengthening of the US dollar particularly against Far East currencies, combined with falling steel prices, is also likely to lead to lower newbuilding prices.

Our charter coverage is estimated to 36 percent and 20 percent of the fleet in 2009 and 2010, respectively, and the Company will consider increasing the charter coverage further. The Company has low cash cost breakeven rates, which reduces the financial risk and creates a good platform for cash generation.

The results for the fourth quarter will be influenced by four scheduled drydockings. Based on the trading results so far in the fourth quarter of 2008, the Board expects good results for the fourth quarter. The strength of the results, however, will depend on the direction of the market in the remaining part of the quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management’s examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 27, 2008

Questions should be directed to:

Jens Martin Jensen: Acting Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
THIRD QUARTER REPORT (UNAUDITED)

2007 Jul-Sept (restated)	2008 Jul-Sept	INCOME STATEMENT (in thousands of $)	2008 Jan-Sept	2007 Jan-Sept (restated)	2007 Jan-Dec (audited)
276,377	577,263	Total operating revenues	1,652,505	968,331	1,299,927
4,847	-	Gain from sale of assets	142,293	64,603	118,168
82,188	177,054	Voyage expenses and commission	450,724	259,594	352,451
5,455	28,499	Profit share expense	95,311	21,173	37,279
52,605	66,203	Ship operating expenses	158,634	150,627	196,258
18,073	67,879	Charterhire expenses	164,144	37,519	56,868
8,560	8,738	Administrative expenses	25,891	24,910	36,410
57,484	56,293	Depreciation	164,957	162,845	219,638
224,365	404,666	Total operating expenses	1,059,661	656,668	898,904
56,859	172,597	Operating income	735,137	376,266	519,191
12,597	10,765	Interest income	31,631	39,943	54,316
(48,993)	(43,680)	Interest expense	(138,445)	(154,905)	(204,535)
233	(43)	Equity (losses) earnings of associated companies	(266)	632	573
(68)	(696)	Foreign currency exchange (loss) gain	(641)	1,544	3,312
2,061	(30,653)	Other non-operating items	21,194	39,243	131,134
22,689	108,290	Income before taxes and minority interest	648,610	302,723	503,991
-	-	Gain on issuance of shares by associates	-	83,566	83,566
-	(444)	Minority interest expense	(1,295)	(22,162)	(22,162)
-	-	Taxes	(97)	(165)	(419)
-	-	Discontinued operations	-	5,442	5,442
22,689	107,846	Net income	647,218	369,404	570,418

$0.30	$1.39	Basic earnings per share ($)	$8.53	$4.94	$7.62
$0.30	$1.39	Earnings per share from continuing operations ($)	$8.53	$4.86	$7.55

		Income on timecharter basis ($ per day per ship)*
36,000	74,700	VLCC	81,100	45,800	45,700
25,000	62,700	Suezmax	61,800	33,000	33,000
41,300	44,100	Suezmax OBO	43,800	38,800	39,700
		* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

FRONTLINE LTD.
THIRD QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2008 Sept 30	2007 Sept 30 (restated)	2007 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	240,451	309,090	168,432
Restricted cash	601,913	628,254	651,377
Other current assets	274,275	341,033	242,977
Long term
Newbuildings	413,700	159,981	160,298
Vessels and equipment, net	438,434	211,020	208,516
Vessels under capital lease, net	2,152,109	2,388,685	2,324,789
Investment in unconsolidated subsidiaries and associated companies	5,367	14,314	5,633
Deferred charges and other long-term assets	24,374	71	69
Total assets	4,150,623	4,052,448	3,762,091

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term debt and current portion of long term debt	324,736	98,382	96,811
Current portion of obligations under capital lease	258,093	147,741	179,604
Other current liabilities	251,274	248,375	313,811
Long term
Long term debt	537,596	376,723	376,723
Obligations under capital lease	2,063,874	2,398,231	2,318,794
Other long term liabilities	22,572	237,851	30,379
Minority interest	5,749	-	-
Stockholders’ equity	686,729	545,145	445,969
Total liabilities and stockholders’ equity	4,150,623	4,052,448	3,762,091

FRONTLINE LTD.
THIRD QUARTER REPORT (UNAUDITED)

2007 Jul-Sept (restated)	2008 Jul-Sept	STATEMENT OF CASHFLOWS (in thousands of $)	2008 Jan-Sept	2007 Jan-Sept (restated)	2007 Jan-Dec (audited)
		OPERATING ACTIVITIES
22,689	107,846	Net income	647,218	369,404	570,418
		Adjustments to reconcile net income to net cash provided by operating activities:
57,517	56,547	Depreciation and amortization	165,228	163,652	222,056
562	323	Unrealized foreign currency exchange (gain) loss	334	535	689
(4,846)	221	Gain on sale of assets	(160,031)	(179,765)	(323,860)
(233)	43	Equity losses (earnings) of associated companies	266	(632)	(573)
-	29,152	Adjustment of financial derivatives to market value	13,614	(3,618)	(3,541)
-	444	Minority interest expense	1,295	22,162	22,162
(2,932)	(2,581)	Other, net	(9,240)	662	(12,324)
73,833	80,716	Change in operating assets and liabilities	37,013	102,546	70,783
146,590	272,711	Net cash provided by operating activities	695,697	474,946	545,810

		INVESTING ACTIVITIES
23,184	14,615	Placement of restricted cash	16,134	35,797	12,674
-	-	Sale of subsidiary, net of cash sold	-	89,264	38,308
-	-	Cash impact of deconsolidation of subsidiary	-	(146,435)	(146,435)
-	-	Cash received on spin-off of subsidiary	10,941	-	-
(38,987)	(269,657)	Additions to newbuildings, vessels and equipment	(603,195)	(306,277)	(337,774)
-	-	Advances to associated companies, net	-	(44,694)	56,376
-	-	Receipt from investment in finance leases	-	-	5,564
-	-	Purchase of other assets	(38,520)	(43,375)	(43,375)
28,000	-	Proceeds from sale of vessels and equipment	128,264	465,057	503,407
-	3,286	Proceeds from sale of other assets	3,286	1,575	162,392
12,197	(251,756)	Net cash (used in) provided by investing activities	(483,090)	50,912	251,137

		FINANCING ACTIVITIES
-	215,915	Net proceeds from long-term debt	438,435	125,782	125,782
(24,306)	(53,545)	Repayment of long-term debt	(56,370)	(163,537)	(165,108)
(34,983)	(42,757)	Repayment of capital leases	(127,807)	(75,610)	(130,362)
-	(233,577)	Dividends paid	(602,969)	(300,584)	(656,008)
-	207,237	Net proceeds from issuance of shares	208,123	-	-
(59,289)	93,273	Net used in financing activities	(140,588)	(413,949)	(825,696)

99,498	114,228	Net increase (decrease) in cash and cash equivalents	72,019	111,909	(28,749)
209,592	126,223	Cash and cash equivalents at start of period	168,432	197,181	197,181
309,090	240,451	Cash and cash equivalents at end of period	240,451	309,090	168,432

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        FRONTLINE LTD.
        (registrant)

Dated: December 3, 2008
        By: /s/  Inger M. Klemp
        Inger M. Klemp
        Principal Financial Officer

SK 02089 0009 944006